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                                  UNITED STATES                 ---------------
                       SECURITIES AND EXCHANGE COMMISSION       SEC File Number
                             Washington, D.C. 20549                001-08140
                                                                ---------------
                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING          ---------------
                                                                 CUSIP Number
                                                                     339130
                                                                ---------------

(Check One):  [ ] Form 10-K    [ ] Form 20-F    [ ] Form 11-K    [X] Form 10-Q
              [ ] Form N-SAR

         For Period Ended: JULY 12, 2003
         [  ]  Transition Report on Form 10-K
         [  ]  Transition Report on Form 20-F
         [  ]  Transition Report on Form 11-K
         [  ]  Transition Report on Form 10-Q
         [  ]  Transition Report on Form N-SAR
         For the Transition Period Ended:

         NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.


         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant:                            Fleming Companies, Inc.
Former Name if Applicable:                          Not Applicable

Address of Principal Executive Office               1945 Lakepointe Drive
(Street and Number):

City, State and Zip Code:                           Lewisville, Texas 75057


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PART II - RULES 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE


State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.


As previously announced, Fleming Companies, Inc. (the "Company") currently intends to file its Annual Report on Form 10-K for the fiscal year ended December 28, 2002 (the "2002 Form 10-K") and its Quarterly Report on Form 10-Q for its first quarter ended April 19, 2003 (the "First Quarter Form 10-Q") on a delayed basis in order to permit the Company to properly assess and account for the significant business issues and developments affecting the Company, including the events leading to the Company's and its United States subsidiaries' voluntary Chapter 11 bankruptcy filings on April 1, 2003, the on-going investigation by the Securities and Exchange Commission (the "SEC") into certain of the Company's accounting and disclosure practices, and the continuing independent investigation of such issues by the Company's Audit and Compliance Committee. As previously announced, the Company has not determined the date by which it intends to file its 2002 Form 10-K or its First Quarter Form 10-Q.

For these same reasons, the Company currently intends to file its Quarterly Report on Form 10-Q for its second quarter ended July 12, 2003 (the "Second Quarter Form 10-Q") on a delayed basis. The Company is unable to determine the date by which it intends to file its Second Quarter Form 10-Q.

As previously announced, the Company currently intends to restate its 2000 annual financial statements, its 2001 annual and quarterly financial statements and its 2002 quarterly financial statements previously filed with the SEC and the Company intends to revise its previously announced 2002 fourth quarter and annual financial results in order to reflect the above-referenced business issues and developments as well as adjustments and corrections identified in connection with the continuing independent investigation by the Company's Audit and Compliance Committee.

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As previously announced, although the findings from the independent investigation by the Audit and Compliance Committee have not been finalized, the Company expects that the related restatements of the results for the full-year 2000 will adjust consolidated pre-tax financial results for such period by an aggregate amount of not more than $2 million, reflecting an increase in 2000 pre-tax loss from continuing operations of not more than $6 million and a decrease in 2000 pre-tax loss from discontinued operations of not more than $4 million. Those restatements will principally correct the timing of when certain vendor transactions were recognized and will reflect other adjustments and corrections identified as a result of the Audit and Compliance Committee's on-going independent investigation. In addition and as previously announced, the Company expects the related restatements of the results for the full-year 2001 and the first three quarters of 2002 will reduce the pre-tax financial results from continuing operations for such periods by an aggregate amount of not more than $85 million. The Company expects those restatements will principally correct the timing of when certain vendor transactions were recognized and the balance of certain reserve accounts and will reflect other adjustments and corrections identified as a result of the Audit and Compliance Committee's on-going independent investigation.

As previously announced, the Company currently intends to revise its 2002 fourth quarter and annual financial results to reflect a loss from continuing operations. In accordance with SFAS 142, the Company expects to record a non-cash adjustment to continuing operations for a full impairment of goodwill of approximately $645 million, due to an overall decrease in the value of the Company. In accordance with SFAS 144, the Company expects to record an additional impairment charge to discontinued operations of approximately $90 million related to retail store operations held for sale, due to a reduction in the net realizable value of such operations. In accordance with SFAS 109, the Company also intends to record a non-cash charge against continuing operations in the fourth quarter of 2002 relating to its deferred tax assets in the range of $275-325 million, due to uncertainties as to whether net operating losses will be utilized against future tax payments. The Company also expects that its fourth quarter 2002 pre-tax loss from continuing operations will be increased by expenses totaling not more than $80 million as a result of a number of factors, including increased vendor payback rates, the cancellation of the Company's long-term supply contract with Kmart and other adjustments and corrections identified as a result of the Audit and Compliance Committee's on-going independent investigation.

As previously announced, the Company will early adopt EITF 02-16, Accounting by a Reseller for Cash Consideration Received from a Vendor, retroactive to the beginning of fiscal year 2002. This new accounting rule requires cash consideration received from a vendor to be recorded as an adjustment to the prices for the vendor's products and therefore characterized as a reduction of cost of sales when recognized in the customer's income statement. The 2002 effect of adopting EITF 02-16 is expected to reduce the pre-tax loss from 2002 annual results in the range of $5-15 million, although the cumulative effect that the Company intends to record as of the beginning of 2002 is expected to be an expense of not more than $45 million.

Although the findings from the independent investigation by the Company's Audit and Compliance Committee have not been finalized, the Company believes that the ranges of adjustments and corrections discussed herein in connection with the proposed 2000, 2001 and 2002 restatements and/or revisions will be adequate to address all identified issues.

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The Company expects to finalize the details of the 2000, 2001 and 2002 restatements and/or revisions in connection with the filing of its 2002 Form 10-K. As previously announced, the Company has not determined the date by which it intends to file its 2002 Form 10-K.

PART IV - OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

         Rebecca A. Roof               (972)                  906-8000
             (Name)                  (Area Code)          (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                             [ ] Yes      [X] No

The Company's Annual Report on Form 10-K for the fiscal year ended December 28, 2002 and the Company's Quarterly Report on Form 10-Q for its first quarter ended April 19, 2003 have not yet been filed.

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                             [X] Yes      [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Although the conclusions that will result from the Company's ongoing assessment of the issues and the Company's Audit and Compliance Committee investigation noted above in Part III are not yet complete, the Company anticipates that when filed, the Second Quarter 10-Q will report a consolidated net loss for the quarter ended July 12, 2003 as compared to consolidated net income for the second quarter of 2002 before giving effect to the previously announced restatements. See the explanation set forth in Part III above for further information concerning the Company's intended restatements.

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                             Fleming Companies, Inc.
                            ------------------------
                (Name of the Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  August 27, 2003                   By: /s/ Rebecca A. Roof
                                             -----------------------------------
                                                 Rebecca A. Roof
                                                 Interim Chief Financial Officer

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